UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Submission of Matters to a Vote of Security Holders.

On February 28, 2026, Vision Marine Technologies Inc. (the “Company”) convened its Annual General Meeting of Shareholders (the “Meeting”).

Represented at the Meeting were 6,485,922 common shares of the Company, no par value (the “Common Shares”), or 17.53%, of the Company’s 37,008,735 Common Shares entitled to vote at the Meeting, which amount constituted a quorum. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Election of directors

The shareholders approved the proposal as an ordinary resolution to elect the following as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his or her respective successor is elected and duly qualified.

Director’s Name	For	Against	Abstain	Broker Non-Vote
Steve P. Barrenechea	3,329,010	299,510	18,951	2,838,451

Luisa Ingargiola	3,358,719	267,815	20,937	2,838,451

Alexandre Mongeon	3,254,786	381,337	11,348	2,838,451

Dr. Philippe Couillard	3,400,026	228,170	19,275	2,838,451

Pierre Yves Terrisse	3,331,772	304,175	11,521	2,838,451

2. Appointment of M&K CPAs, PLLC (“M&K”), as the Company’s independent registered public accounting firm for the ensuing year and authorization of the board of directors to fix the remuneration to be paid to M&K for the ensuing year.

The shareholders approved the proposal as an ordinary resolution to ratify the appointment of M&K as the Company’s independent auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to M&K for the ensuing year.

For	Against	Abstain	Broker Non-Vote
6,276,126	199,041	10,755	0

3. Adoption of Amended and Restated Restricted Share Unit (“RSU”) Plan

The shareholders approved the proposal as an ordinary resolution to adopt an RSU plan that provides for the award of restricted share units to eligible employees, consultants, directors and officers of the Company.

For	Against	Abstain	Broker Non-Vote
3,262,388[1]	350,214	34,869	2,838,451

4. Adoption of Amended and Restated Stock Option Plan

The shareholders approved the proposal as an ordinary resolution to adopt an amended and restated stock option plan that provides for the for the issuance of stock options to acquire at any time up to a maximum of the lesser of (i) 10% of the Corporation’s issued and outstanding Common Shares, including previously granted stock options; and (ii) such number of Common Shares as, when combined with all other Common Shares subject to grants made under the Corporation’s other share compensation arrangements would not exceed 10% of the outstanding Common Shares.

For	Against	Abstain	Broker Non-Vote
3,214,454[2]	416,205	16,812	2,838,451

1 3,236,108 without the votes of the Alexandre Mongeon, Raffi Sossoyan, Maxime Poudrier, Daniel Rathe, Steve Barrenechea and Luisa Ingargiola, being interested parties to this resolution.

2 3,188,174 without the votes of the Alexandre Mongeon, Raffi Sossoyan, Maxime Poudrier, Daniel Rathe, Steve Barrenechea and Luisa Ingargiola, being interested parties to this resolution..

5. To approve relocation compensation for Mr. Alexandre Mongeon.

The shareholders approved the proposal as an ordinary resolution to grant Mr. Alexandre Mongeon share compensation for relocation in the form of 285,000 Common Shares of the Company.

For	Against	Abstain	Broker Non-Vote
3,048,076[3]	570,531	28,864	2,838,451

6. To approve milestones compensation for Mr. Alexandre Mongeon.

The shareholders approved the proposal as an ordinary resolution to grant Mr. Alexandre Mongeon milestones compensation in the form of 500,000 Common Shares of the Company.

For	Against	Abstain	Broker Non-Vote
3,080,538[4]	537,011	29,932	2,838,451

7. To approve restricted share unit compensation for Mr. Alexandre Mongeon.

The shareholders approved the proposal as an ordinary resolution to grant Mr. Alexandre Mongeon share compensation for relocation in the form of 500,000 restricted share units of the Company.

For	Against	Abstain	Broker Non-Vote
3,089,745[5]	527,766	29,960	2,838,451

Other Events

ATM Update

As previously disclosed, on January 26, 2026, on January 23, 2026 the Company announced that it entered into an at the market sales agreement (the “Sales Agreement”) with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, Common Shares of the Company having an aggregate offering price of up to $16.3 million from time to time through the Agent pursuant to the Company’s prospectus supplement, dated January 23, 2026 to its shelf registration statement on Form F-3 (File No. 333- 291917).

Under the Sales Agreement, from January 23, 2026 to April 2, 2026 the Company issued an aggregate of 494,889 Common Shares, resulting in aggregate net proceeds to the Company of approximately $1.26 million.

General

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333--264089).

3 3,047,055 without the votes of Alexandre Mongeon, being an interested party to this resolution.

4 3,047,055 without the votes of Alexandre Mongeon, being an interested party to this resolution.

5 3,047,055 without the votes of Alexandre Mongeon, being an interested party to this resolution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 3, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer